UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2026	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Jati Widagdo ---------------------------------------------------- (Signature) Jati Widagdo SVP Corporate Secretary

Number	:	Tel.03/LP 000/COP-M0000000/2026

Jakarta,	March 05, 2026

To

Board of Commissioners of the Financial Services Authority

Attn. Chief Executive of Capital Market, Financial Derivatives, and Carbon Exchange Supervision

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re	:	Information about the Change of Head of Internal Audit Unit of Perusahaan Perseroan PT Telekomunikasi Indonesia (Persero) Tbk

Dear Sir/Madam,

In accordance with Article 11 of the Indonesian Financial Service Authority Regulation Number 56/POJK.04/2015 on the Establishment and Guidance of the Internal Audit Charter, which requires mandatory notification to the Indonesian Financial Service Authority (OJK) for the appointment, change, or termination of the Head of the Internal Audit Unit, we hereby notify you of the appointment of a temporary SVP Internal Audit (Head of Internal Audit Unit) at Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, as follows:

Former Head of Internal Audit Unit	:	Mr. Mohamad Ramzy
Temporary Head of Internal Audit Unit	:	Mr. Afdol Muftiasa

This appointment is temporary and aims to fill the vacant Head of Internal Audit Unit position while ensuring the smooth operation of the Company's Internal Audit.

We hereby submit this report and thank you for your attention.

Best regards,

/s/ Jati Widagdo

Jati Widagdo

SVP Corporate Secretary